SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

.

Ryanair Holdings plc

Transaction in own shares

12 March 2014

Ryanair Holdings plc (the "Company") has previously announced an intention to return capital to shareholders by way of a combination of share buybacks and dividends. The Company today announces that on 12 March 2014 it purchased for cancellation a total of 115,000 ordinary shares of nominal value €0.00635 each in the capital of the Company ("Ordinary Shares").

The Ordinary Shares repurchased have been repurchased through Citigroup Global Markets Limited ("Citigroup") at an average price of €7.2819 per Ordinary Share. In respect of this programme, which will operate until 14 March 2014, Citigroup will make its trading decisions in relation to Ryanair's Ordinary Shares repurchased under the buy-back programme independently of, and uninfluenced by, Ryanair. Any such acquisitions will be effected within certain pre-set parameters, and in accordance with both Ryanair's general authority to repurchase shares and Chapter 9 of the Listing Rules of the Irish Stock Exchange.

Following the cancellation of the Ordinary Shares repurchased on 12 March 2014, the Company will have 1,380,640,372 Ordinary Shares in issue. To the extent that further Ordinary Shares are repurchased under the programme, these shares will also be cancelled.

Contact:

Howard Millar

Ryanair Holdings Plc

Tel: + 353 1 8121212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 12 March, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary